WestPark Capital, Inc.

1800 Century Park East, Suite 220

Los Angeles, CA 90067

July 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iSpecimen Inc.
Registration Statement on Form S-1
File No. 333-286958

Acceleration Request

Requested Date:	Wednesday, July 23, 2025
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), WestPark Capital, Inc., as representative of the underwriters of the offering, hereby joins the request of iSpecimen Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on Wednesday, July 23, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

WESTPARK CAPITAL, INC.

Very truly yours,

By:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	Chief Executive Officer